Exhibit 99.1

News Releasee Communiqué de Pressee
The Fourth Entretiens de Port-Cros Symposium
Scheduled for October 3-5, 2007 to Discuss:
“Climate Change and Biodiversity in Marine Ecosystems"
Paris — October 2, 2007 — The Fourth Entretiens de Port-Cros Symposium will open tomorrow, October 3, on the Île de Porquerolles to discuss “Climate Change and Biodiversity in Marine Ecosystems.” Organized by the Total Corporate Foundation for Biodiversity and the Sea*, in partnership with the Port-Cros National Park, the World Conservation Union, the National Oceanography Centre, Southampton, and the French Research Institute for Exploitation of the Sea (Ifremer), the symposium will run through October 5.
Climate change is a phenomenon that is grounded in established scientific evidence but remains clouded by uncertainties, particularly with regard to quantitative assessments and the extent of its impact, which could affect the entire earth system, including climate physics and the ecosystem. Changes in marine ecosystems offer enormous opportunities for research. Observing and better understanding them should make it possible to find their causes and identify those resulting from climate change.
The 2007 Entretiens de Port-Cros symposium aims to provide an update on current research projects concerning the relationships between changes observed in marine ecosystems and climate change. Presentations and discussions will help to understand the different components involved, to analyze through case studies whether the changes observed in certain marine ecosystems are truly due to climate change, and to identify needs for research, observation and management in this area.
The symposium will bring together experts on marine biodiversity and climate change from around the world, as well as representatives of major international institutions.
The purpose of the Entretiens de Port-Cros symposia is to promote open discussion and the exchange of views and to address real-world problems. A report will be prepared and widely distributed following the symposium.
For more information:
Philippe Gateau: +33 1 47 44 47 05
Elisabeth de Réals: +33 1 47 44 51 55
*The Total Corporate Foundation was created in 1992, following the United Nations Conference in Rio de Janeiro. Today, it focuses mainly on biodiversity in maritime and coastal ecosystems